ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


03024642

Your reference: File No. 82-5089
Our reference: AC/eh
Date: 07/15/2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services is today paying CHF 1 per registered share resulting from the nominal value reduction" dated July 15, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Häberling

Andres Christen

dlw 7/18

Enclosure

News Release



ZURICH
FINANCIAL SERVICES

Zurich Financial Services is today paying CHF 1 per registered share resulting from the nominal value reduction

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, July 15, 2003 – Zurich Financial Services (Zurich) today pays out to shareholders the reduction in nominal value of each registered share of CHF 1, as approved by the Annual General Meeting on April 30 of this year.

After completing the necessary requirements, Zurich has reduced its share capital by CHF 144,006,955 from CHF 1,440,069,550 to a new total of CHF 1,296,062,595 by reducing the nominal value of each registered share from CHF 10 to CHF 9.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN



ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date July 14, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services transfers Zurich Capital Markets business to BNP Paribas" dated July 14, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

por I. Haberling

Andres Christen

Enclosure

82138-98

News Release

File No. 82-5089



ZURICH
FINANCIAL SERVICES

Zurich Financial Services transfers Zurich Capital Markets businesses to BNP Paribas

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, July 14, 2003 - Zurich Financial Services Group (Zurich) and BNP Paribas (BNPP) have agreed on a framework for the transfer of derivative transactions and credit facilities and related assets by Zurich Capital Markets (ZCM) to BNPP. BNP Paribas has taken over responsibility for servicing these transactions, and relevant ZCM employees have transferred to BNPP. Zurich and BNPP expect to conclude individual agreements for the transfer of specific transactions and facilities over the coming months.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN